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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number 000-27941

(CHECK ONE):/ /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

     For Period Ended: SEPTEMBER 30, 2000
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ______________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

         NOT APPLICABLE
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PART I - REGISTRANT INFORMATION

NETGATEWAY, INC.
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Full Name of Registrant:

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Former Name if Applicable

754 E. TECHNOLOGY AVENUE
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Address of Principal Executive Office (STREET AND NUMBER):

OREM, UTAH  84097
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City, State and Zip Code:

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed
/X/ due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

         SEE ATTACHED SHEET.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            FRANK C. HEYMAN                 (801)                 227-0004
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                (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            /X/ Yes / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            /X/ Yes / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                NETGATEWAY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2000              By /s/ FRANK C. HEYMAN
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                                       FRANK C. HEYMAN,  CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                                   ATTACHMENT

Part III   Narrative Response

         During the period covered by Registrant's quarterly report on Form 10-Q, the Registrant relocated its headquarters from Long Beach, California to Orem, Utah and completed the integration of its recently acquired Galaxy Enterprises, Inc. business with its other businesses. During this period, the Registrant also appointed a new Chief Financial Officer and Controller and employed a new and smaller accounting staff, which personnel are also responsible for a number of the Registrant's financial functions, including the preparation of all financial models and reports. During the past several weeks this new financial staff has been involved, on a full time basis, in familiarizing itself with the accounting systems, processes and procedures historically utilized by Registrant. The Registrant's new financial staff has also been required to familiarize themselves with the Registrant's historical business and financial information so as to be able to present accurate and consistent financial information. As a result, the Registrant has not be able to timely prepare and review internally its Form 10-Q without unreasonable expense or effort. Registrant's accounting personnel are currently preparing the Form 10-Q which is expected to be filed within the period specified under Rule 12b-25 for filing reports on Form 10-Q.

Part IV, Question (3): Narrative Response

         See response to Part III above with respect to the acquisition of Galaxy Enterprises, Inc.



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